October 1, 2024

Glenn Richter
Chief Financial & Business Transformation Officer
International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019-2960

       Re: International Flavors & Fragrances Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-04858
Dear Glenn Richter:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services